Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 14, 2011

Contact:

Kristin Friel

+1 212 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Launches Additional Series of Exchange Traded Notes Linked

Inversely to a Volatility Index

New York, NY (January 14, 2011)—Barclays Bank PLC today announced the launch of an additional series of iPath® Exchange Traded Notes (“ETNs”) linked to the inverse performance of the S&P 500 VIX Short-Term FuturesTM Index Excess Return (the “Index”). The launch of the iPath® January 2021 Inverse S&P 500 VIX Short-Term FuturesTM ETNs expands the Barclays suite of equity volatility ETNs. The ETNs will be listed on the NYSE Arca stock exchange under the ticker symbol IVO.

The ETNs are designed to provide investors with an exchange-traded way to implement a ‘short’ view on volatility in the U.S. equities markets. The returns on these new ETNs are calculated in a similar manner to those on the existing iPath® Inverse S&P 500 VIX Short-Term FuturesTM ETNs (ticker symbol: XXV) launched on July 16, 2010. The two series of ETNs are both linked to the inverse performance of the Index; however, they have, among other things, different inception dates, issue dates, initial valuation dates, final valuation dates and maturity dates, and the two series of ETNs are not fungible with one another.

The Index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term futures contracts on the CBOE Volatility Index® (the “VIX Futures”). VIX Futures reflect the implied volatility of the S&P 500® Index, which provides an indication of the pattern of stock price movement in the U.S. equities market. The new series of ETNs is an uncollateralized debt obligation of Barclays Bank PLC with a 10-year maturity.

The prospectus can be found by visiting EDGAR, the SEC website at www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Contact:

Kristin Friel

+1 212 412 7521

kristin.friel@barclayscapital.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. The iPath ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in iPath ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in iPath ETNs is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your iPath ETNs even if the value of the relevant index has decreased. An investment in iPath ETNs may not be suitable for all investors.

The iPath ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of iPath ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of iPath ETNs. Sales in the secondary market may result in significant losses.

For an investment in iPath ETNs linked to the inverse performance of the S&P 500 VIX Short-Term Futures™ Index ER, an increase in the level of the index will have a negative effect on the repayment amount upon maturity or redemption, whereas a decrease in the level of the index will have a positive effect on the repayment amount. You may receive less than your original investment in the iPath ETNs at maturity or upon redemption. If the level of the index increases sufficiently to trigger an automatic termination event, the iPath ETNs will be automatically redeemed at the automatic redemption value, which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent decrease in the index. The payment you receive following an automatic termination event will most likely be significantly less than the principal amount of the iPath ETNs and may equal $0. If current levels of market volatility persist, it is highly likely that an automatic termination event will occur. The “participation” value for the iPath ETNs, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the iPath ETNs, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs.

An investment in iPath ETNs linked to the inverse performance of the S&P 500 VIX Short-Term Futures™ Index ER is subject to risks associated with fluctuations, particularly an increase, in the value of the index. The market value of the iPath ETNs may be influenced by many unpredictable factors. The index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term VIX futures, which reflect the implied volatility of the S&P 500® Index and the iPath ETNs are not linked to the options used to calculate the index, to the actual volatility of the S&P 500® Index or the equity securities included in the S&P 500® Index, nor will the return on the iPath ETNs be a participation in the actual volatility of the S&P 500® Index. Changing prices of the futures contracts included in the index may result in a reduced amount payable at maturity or upon redemption. Additionally, the iPath ETNs will be automatically redeemed if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the iPath ETNs is less than or equal to 50.00% of the principal amount per iPath ETN. An automatic redemption may occur as a result of a precipitous increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the U.S. equity markets persists.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM” and “S&P 500 VIX Short-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The iPath ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the iPath ETNs or any member of the public regarding the advisability of investing in securities generally or in the iPath ETNs or in the ability of either index to track market performance.

All terms used but not defined herein are defined in the applicable prospectus, prospectus supplement or pricing supplement.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

###